August 21, 2025

Thomas Durkin
Chief Executive Officer
AG Mortgage Investment Trust, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167

       Re: AG Mortgage Investment Trust, Inc.
           Registration Statement on Form S-3
           Filed August 15, 2025
           File No. 333-289647
Dear Thomas Durkin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Link at 202-551-3356 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Tianlu Zhang